SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2008

                              TAT TECHNOLOGIES LTD.
                              (Name of Registrant)


                         P.O.BOX 80, Gedera 70750 Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______



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                              TAT Technologies Ltd.

6-K Items

     1. Press release re TAT Technologies Reports Fourth Quarter 2007 Results dated March 19, 2008.

                                                                          ITEM 1

Press Release                                       Source: TAT Technologies Ltd

TAT Technologies Reports Fourth Quarter 2007 Results

Wednesday March 19, 9:14 am ET

GEDERA, Israel, March 19 /PRNewswire-FirstCall/ -- TAT Technologies Limited (NASDAQ: TATTF - News), which is engaged in the manufacture, repair and overhaul of heat transfer equipment and other various accessories mainly in aircraft, reported today net profit of US$1,173,305 on revenues of US$19,750,938 in the fourth quarter ended December 31, 2007 compared to a net profit of US$1,661,906 on sales of US$ 23,758,990 for the same period of 2006.

For the year ended December 31, 2007, the Company reported a net profit of US$6,954,295 on revenues of US$88,704,475 compared to a net profit of US$6,073,170 on revenues of US$77,532,879 for the same period of 2006.

The revenues in 2007 (US$ 88,704,475) increased by 14.4% compared to revenues in 2006 (US$ 77,532,879).

The company revenues for the three months ended December 31, 2007 of US$19,750,938 have decreased by 16.9% compared to revenues of US$23,758,990 for the three months ended December 31, 2006.

The net income for the year of US$6,954,295 has increased by 14.5% compared to net income of US$6,073,170 for the year of 2006.

The net income of US$1,173,305 for the fourth quarter ended December 31, 2007 has decreased by 29.4% compared to the net profit of US$1,661,996 for the fourth quarter ended December 31, 2006.

This decrease is a result of two reasons. The first one is decrease in revenues. The second one is a result of the IPO of Limco-Piedmont Inc. by way of a reduction of ownership of the company to 62% (equivalent to a reduction of US$770,854).

In addition the company also recognize a net capital gain of US$25,025,543 for the year and US$218,225 for the quarter related to the sale of common stock by Limco and the company's sale of Limco common stock during 2007.

TAT Technologies, together with its subsidiaries is principally engaged in the manufacture, repair and overhaul of heat transfer equipment, such as heat exchangers, precoolers and oil/fuel hydraulic coolers used in aircraft, defense systems, electronic equipment and other applications. In addition, the Company manufactures and overhauls aircraft accessories and systems such as pumps, valves, Power Systems, Turbines, etc.

                              TAT TECHNOLOGIES LTD.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                       (amounts in thousands U.S. dollars)


                                     Year Ended          Three Months Ended
                                     December 31             December 31
                                  2007        2006        2007        2006

                              (Unaudited) (Unaudited) (Unaudited) (Unaudited)
    Revenues                      $88,704     $77,533     $19,751     $23,759
    Gross profit                   23,640      19,894       4,692       5,355
    Income from operations
    before income taxes and
    minority                        9,730       9,321       1,064       2,589
    Income taxes                    2,005       3,248       (412)         927
    Minority interest                 771          --         303          --
    Net income                      6,954       6,073       1,173       1,662
    Net capital gain               25,026          --         218          --
    Total net income               31,980       6,073       1,391       1,662
    Basic income per share          $4.94      $1.004       $0.21      $0.248
    Diluted income per share        $4.98      $0.984       $0.21      $0.239
    Weighted average number of
    basic shares outstanding    6,474,178   6,042,671   6,542,671   6,042,671
    Weighted average number of
    diluted shares outstanding  6,538,440   6,163,025   6,558,689   6,283,186



    Company Contact
    Mr. Israel Ofen
    Executive Vice-President and Chief Financial Officer
    +972-8-859-5411



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                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            TAT TECHNOLOGIES LTD.
                                            ---------------------
                                                  (Registrant)



                                            By: /s/Israel Ofen
                                                 Israel Ofen
                                                 Executive Vice President and
                                                 Chief Financial Officer


Date: March 19, 2008